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June 27, 2008

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Peggy Fisher Thomas Jones

RE:	Energy Recovery, Inc. Amendment No. 4 to the Registration Statement on Form S-1 Initially Filed April 1, 2008 File No. 333-150007
Dear Mr. Jones:
     On behalf of Energy Recovery, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated June 23, 2008 relating to the Company’s Registration Statement on Form S-1 (File No. 333-150007) (the “Registration Statement”).
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 4 to Mr. Jones by overnight delivery.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 4.
We depend on three vendors for our supply of ceramics ..., page 11
1.	Please reconcile the disclosure on 11 that three suppliers accounted for 56% of your purchases for the three months ended March 31, 2007 and 56%, 59% and 47%, respectively for the years ended December 31, 2007, 2006 and 2005 with the percentages on page 39 and in the last paragraph of note 11 on page F-30.
The Company supplementally advises the Staff that the disclosure on page 11 discusses the percentage of total purchases represented by our ceramic suppliers only, while the disclosures on pages 39 and F-30 discuss the percentage of our total purchases represented by our largest suppliers in general, some of which are ceramic suppliers. The Company has revised pages 11, 39 and F-30 of Amendment No. 4 to clarify this distinction.
Base Salary, page 61
2.	We note your response to prior comment 5. Please revise the last bullet on page 61 to clarify why the increase in salary was partly due to specific market research involving Consolidated Water Co., Ltd., instead of other companies identified in the surveys on page 61.
The Company has revised pages 61 and 62 of Amendment No. 4 in response to the Staff’s comment.
Principal and Selling Stockholders, page 81
3.	We note that you have expanded this section to include several new selling stockholders. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
•	The seller stockholder purchased the shares being registered for resale in the ordinary course of business, and
•	At the time of purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Arve Hansveit, one of the Company’s directors and a selling stockholder, is an affiliate of ABG Sundal Colliers, Inc., which is a member of FINRA. The Company has revised page 94 of Amendment No. 4 to include the requested representations by Mr. Hansveit.
The Company supplementally advises the Staff that no other selling stockholder is a broker-dealer or an affiliate thereof.
4.	Please disclose the natural person or persons who have voting or investment power for the shares held by the entities on page 82, such as Special Situations Equity Fund Ltd.
The Company has revised page 83 of Amendment No. 4 in response to the Staff’s comment.
Securities and Exchange Commission June 27, 2008	Page 2

Other Matters
     Pursuant to Rule 472, Amendment No. 4 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 4 for reasons other than (i) in response to a specific Staff comment and (ii) as noted in this response letter.
     Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.
Very truly yours,
/s/ Jenny C. Yeh
Jenny C. Yeh
cc:	Thomas Willardson Alan Denenberg, Esq.
Securities and Exchange Commission June 27, 2008	Page 3